FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 26, 2006

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
          Grand-Duchy of Luxembourg
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated April 26, 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: April 26, 2006	By: /s/ Marc Beuls

	Name:	Marc Beuls
	Title:	President and Chief Executive Officer

By: /s/ David Sach

	Name:	David Sach
	Title:	Chief Financial Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
April 26, 2006

MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES RESULTS FOR THE QUARTER ENDED MARCH 31, 2006

New York and Stockholm – April 26, 2006 – Millicom International Cellular S.A. (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC), the global telecommunications company, today announces results for the quarter ended March 31, 2006.

    Quarterly total subscriber increase for Q1 06 of 962,707, bringing total subscribers to 9.9m
    20% increase in revenues for Q1 06 to $322m (Q1 05: $268m)†
    12 % increase in EBITDA for Q1 06 to $142m (Q1 05: $127m) †
    Profit for Q1 06 of $33.4m (Q1 05: Loss $(11.3)m)
    Earnings per common share for Q1 06 of $0.33 (Q1 05: $(0.11)) †

Chief Executive Officer’s Review:

  Increasing growth momentum with Q1 2006 pro forma* revenues and EBITDA up respectively by 48% and 55% year on year
  EBITDA margin of 44%
  58% year-on-year increase in pro forma total subscribers
  10 million subscriber mark passed in April 2006
  Investments of $176 million including capex of $95 million in Q1
  Record cash upstreaming of $74 million in Q1

Marc Beuls, Chief Executive, comments: “The Q1 performance was well ahead of expectations with pro forma year on year revenues up by 48%, an acceleration of growth from what had been a strong Q4 last year. This increasing growth momentum is the result of the heavy capital expenditure across the business in 2005 and we expect this growth pattern to continue as our capital expenditure in 2006 will be more than 50% higher than in 2005. Therefore the prospects for 2006 and 2007 are excellent as revenues should continue to grow as Millicom continues to invest in its businesses.”

“Central America has continued to grow rapidly adding about 1.3 million subscribers within twelve months while growing revenues by 77%, which is impressive in what is Millicom’s most mature region. The economies in Central America are strong but the key driver of this growth has been the success of our Tigo brand which has been rolled out on the back of our new and extended GSM networks. The effects of the Tigo brand are also evidenced in the results for South America which recorded 54% growth in subscribers and 43% growth in revenues. It is Millicom’s intention to roll out this proven combination of a strong brand supported by quality networks and highly visible and accessible distribution to other regions. This rollout has already begun in Africa where we added approximately one million subscribers in the year while growing revenues by 39%. In South Asia we are investing heavily in Sri Lanka and Pakistan where we are in the process of resolving the network interference issues experienced by Paktel. With increased investment we expect to see good growth across our businesses.”

“Millicom today is a unique business operating in sixteen of the fastest growing countries in emerging markets and in April it passed the 10 million subscribers mark. In the past year there has been a great deal of consolidation among mobile companies in emerging markets and this led to heightened interest in Millicom as one of the few pure mobile companies of any scale. In January Millicom appointed Morgan Stanley to conduct a review of strategic options and this review has been in progress during the quarter. Since that date, the Company has solicited and received non-binding offers for the acquisition of the entire share capital of the Company. However, there is no certainty as to whether any of these offers will lead to a transaction, and, if any transaction is agreed, there is no certainty as to the terms of any transaction. An announcement will be made to the market when the review is complete.”

† Excludes discontinued operations in accordance with IAS 1.
* Pro forma numbers for current and previous quarters exclude Millicom’s operation in Vietnam, where the BCC ended on May 18, 2005, include Millicom’s joint venture in Honduras with a percentage ownership of 66.67%, to reflect the increase in ownership from 50% to 66.67% in May 2005 and exclude Pakcom, Millicom’s TDMA operation in Pakistan, which Millicom agreed to sell (subject to regulatory approval) on March 20, 2006 to the Arfeen Group for a nominal amount.

FINANCIAL SUMMARY FOR THE YEARS TO MARCH 31, 2006 AND 2005

		Mar 31		Mar 31	Change
		2006		2005(iv)
SUBSCRIBERS
-	Total cellular(i)	9,891,692		8,541,595	16%
-	Attributable cellular(ii)	8,487,666		6,566,918	29%

REPORTED NUMBERS
US$ ‘000
Revenues		322,201		268,245	20%
Operating profit before interest, taxes, depreciation and
amortization, EBITDA(iii)		142,202		126,544	12%
EBITDA margin		44%		47%
Profit / (loss) for the period		33,407		(11,263)

PRO FORMA SUBSCRIBERS(v)
-	Total cellular(i)	9,496,755		6,017,277	58%
-	Attributable cellular(ii)	8,092,729		5,145,572	57%

PRO FORMA NUMBERS(v)
US$ ‘000
Revenues		316,211		214,302	48%
Operating profit before interest, taxes, depreciation and
amortization, EBITDA(iii)		141,626		91,182	55%
EBITDA margin		45%	%	43%
Profit/(loss) for the period from continuing operations		34,357		(7,162)

(i)	Total subscriber figures represent the worldwide total number of subscribers of cellular systems in which Millicom has an ownership interest.
(ii)	Attributable subscribers are calculated as 100% of subscribers in Millicom’s subsidiary operations and Millicom’s percentage ownership of subscribers in each joint venture operation.
(iii)	EBITDA: operating profit before interest, taxes, depreciation and amortization, is derived by deducting cost of sales, sales and marketing costs, general and administrative expenses from revenues and other operating income.
(iv)	Excludes discontinued operations in accordance with IAS 1.
(v)	Pro forma numbers for current and previous quarters exclude Millicom’s operation in Vietnam, where the BCC ended on May 18, 2005, include Millicom’s joint venture in Honduras with a percentage ownership of 66.67%, to reflect the increase in ownership from 50% to 66.67% in May 2005 and exclude Pakcom, Millicom’s TDMA operation in Pakistan, which Millicom agreed to sell (subject to regulatory approval) on March 20, 2006 to the Arfeen Group for a nominal amount.

FINANCIAL AND OPERATING SUMMARY

  Strong subscriber growth with total cellular subscribers at 9.9 million, an increase of 16% compared to Q1 2005, or 58% on a pro forma basis

  962,707 net new total subscribers added in Q1 2006

  Revenues of $322 million in Q1 2006, exceeding by 20% revenues for Q1 2005, of which Vietnam accounted for 18%

  Revenues for Q1 2006 up 48% on a pro forma basis

  Record EBITDA of $142 million in Q1 2006, up 12% vs Q1 2005

  EBITDA for Q1 2006 up 55% on a pro forma basis

  Investments include capex of $95 million for the first quarter

  Cash and cash equivalents of $526 million at end of Q1 2006

  Record cash upstreaming of $74 million

  Net debt excluding the 5% mandatory exchangeable notes of $406 million with a Net Debt to full year EBITDA ratio below 1:1 enabling significant future investment

  Total cellular minutes increased by 14% for the three months ended March 31, 2006 from the same quarter in 2005 and prepaid minutes increased by 27% in the same period. Total pro forma minutes increased by 54% and pro forma prepaid minutes by 64%.

  At March 31, 2006 managed active subscribers in Iran amounted to 427,858

  On January 19, 2006, Millicom announced that, following receipt of a high number of unsolicited approaches, the Board had decided to conduct a review of strategic options for the Company and had appointed Morgan Stanley as financial advisor. Since that date, the Company has solicited and received non-binding offers for the acquisition of the entire share capital of the Company.

  On February 1, 2006, Millicom announced the completion of the buyout of its minority partners in MIC Tanzania Limited and Millicom Sierra Leone Limited. Millicom also reached agreement to cancel a call option on an equity interest in Millicom Ghana Limited. On March 14, 2006 Millicom acquired the outstanding 25% minority share in Sentel GSM SA, its mobile operation in Senegal and in April 2006 also reached agreement, conditional on regulatory approvals being obtained, to acquire the outstanding 4% share in Telefonica Celular del Paraguay SA, its operation in Paraguay. Following these transactions, Millicom now has 100% ownership in all these operations.

  On February 27, 2006, Millicom’s subsidiary in Sri Lanka, Celltel extended its cellular license until 2018 at a cost of approximately US$4 million.

  On March 20, 2006, Millicom agreed, subject to regulatory approval, to sell Pakcom, its TDMA operation in Pakistan, to the Arfeen Group for a nominal amount. As part of this conditional agreement, the Arfeen Group will also take a 10% carry in Paktel, Millicom’s GSM operation in Pakistan. Millicom will retain full management and operational control of Paktel. In consideration for the above, the parties have signed agreements to withdraw all existing lawsuits and arbitration they have brought against each other.

REVIEW OF OPERATIONS

SUBSCRIBER GROWTH

In the first quarter of 2006 Millicom’s worldwide operations in Latin America, Africa and Asia added 962,707 net new total cellular subscribers.

At March 31, 2006, Millicom’s total cellular subscriber base increased by 16% to 9,891,692 cellular subscribers from 8,541,595 as at March 31, 2005. The pro forma increase was 58%. Particularly significant year on year percentage increases were recorded in Guatemala (87%), Ghana (81%), Honduras (73%), Laos (65%) and Senegal (62%). Millicom’s attributable subscriber base increased to 8,487,666 as at March 31, 2006 from 6,566,918 as at March 31, 2005, an increase of 29%. On a pro forma basis, attributable subscribers increased by 57% (note ii page 2).

Within the 9,891,692 total cellular subscribers reported at the end of the first quarter, 9,375,619 or 95% were prepaid subscribers.

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2006

Total revenues for the three months ended March 31, 2006 were $322.2 million, an increase of 20% from the first quarter of 2005. The pro forma increase in revenues was 48% over the same period. The Central American market continued to perform strongest, producing a 77% increase in revenues from $88.6 million for the first quarter of 2005 to $156.6 million for the first quarter of 2006, with Guatemala producing growth of 92%. In South America, revenues increased by 43% to $44.7 million, with Bolivia and Paraguay producing increases of 31% and 51% respectively compared to the first quarter of 2005. From 2005, Millicom has been able to pursue higher value customers with value-added services following the roll-out of Tigo branded GSM services across Latin America and this has led to strong ARPU levels across the region.

The effects of Millicom’s investment and increased capex in Africa in 2005 to grow its networks are now being manifested in the results; first quarter revenues for Africa were $66.7 million compared to $48.0 million in the first quarter of 2005, an increase of 39%. The strongest markets were Ghana and Tanzania which grew by 39% and 32% respectively. Millicom has got off to a strong start in Chad and is building up the network in the Democratic Republic of Congo ahead of the launch of Tigo later in the year.

In South Asia, Millicom recorded revenues of $28.4 million, a slight decline from the first quarter of 2005, due primarily to lower sales by Pakcom in Pakistan, following the decision to sell this TDMA business and focus solely on Paktel, the GSM operation. Revenues were also affected by the technical network interference issues faced by Paktel in 2005, which are in the process of being resolved. Additional investment in the network will enable Paktel to recover market share. Revenues for South East Asia declined to $25.0 million over the same period, due to the end of the BCC in Vietnam in May 2005 but, excluding Vietnam, revenues were up 21% from the first quarter of 2005.

EBITDA for the three months ended March 31, 2006 was $142.2 million, a 12% increase from the first quarter of 2005. On a pro forma basis EBITDA increased by 55% from the first quarter of 2005. Central America recorded growth in EBITDA of 78% from the first quarter of 2005 to $79.0 million and the equivalent increase for South America was 50%, giving EBITDA of $18.6 million. EBITDA for Africa increased by 40% to $29.7 million for the first quarter of 2006.

EBITDA for South Asia was $5.0 million, a slight increase from the first quarter of 2005 but impacted by the lower margin in Pakcom and by the sales and marketing costs associated with Paktel’s GSM services. For South East Asia, EBITDA for the first quarter of 2006 was lower at $10.1m, due to the end of the ten-year BCC in Vietnam in May 2005.

The EBITDA margin and the pro forma EBITDA margin in the first quarter of 2006 were 44% and 45% respectively. Central America and South America recorded EBITDA margins of 50% and 42% respectively in the first quarter of 2006. For Africa, the EBITDA margin was 45%, for South Asia it was 18% and for South East Asia it was 40%.

COMMENTS ON FINANCIAL STATEMENTS

For the first quarter of 2006, the increase in the market price of the Tele2 shares resulted in a valuation movement gain of $30.1 million. Offsetting this gain was the conversion of the 5% mandatory exchangeable Notes in Tele2 shares (‘the 5% Notes’) to the US dollar which resulted in an exchange loss of $7.4 million and the valuation movement of the embedded derivative on the 5% Notes resulting in a fair value loss of $16.5 million.

As Millicom has agreed to sell Pakcom, all assets and liabilities line items relating to Pakcom are grouped respectively under the caption assets held for sale and liabilities directly associated with assets held for sale.

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Latin America, Africa and Asia. It currently has cellular operations and licenses in 16 countries. The Group’s cellular operations have a combined population under license of approximately 390 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. members or persons acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls	Telephone:	+352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

David Sach	Telephone:	+352 27 759 325
Chief Financial Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone:	+44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Jon Coles / Tim Burt	Telephone:	+44 20 7404 5959
Brunswick Group

Visit our web site at http://www.millicom.com

CONFERENCE CALL DETAILS

A conference call to discuss the results will be held at 15.00CET / 09.00 ET, on Wednesday, April 26, 2006. The dial-in numbers are: +44 (0)20 7138 0836 or +1 718 354 1172 and participants should quote Millicom International Cellular. A live audio stream of the conference call can also be accessed at www.millicom.com. Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 7806 1970 or +1 718 354 1112, access code: 2422169#.

APPENDICES

  Consolidated statements of profit and loss for the three months ended March 31, 2006 and 2005

  Consolidated balance sheets as at March 31, 2006 and December 31, 2005

  Condensed consolidated statements of cash flows for the three months ended March 31, 2006 and 2005

  Condensed consolidated statements of changes in equity for the three months ended March 31, 2006 and for the year ended December 31, 2005

  Quarterly analysis by cluster

  Total subscribers and market position by country

  Pro forma consolidated statements of profit and loss for the three months ended March 31, 2006 and 2005

Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the three months ended March 31, 2006 and 2005

	Quarter ended	Quarter ended
	Mar 31, 2006	Mar 31, 2005†
	(Unaudited)	(Unaudited)
	US$ ’000	US$ ’000
Revenues	322,201	268,245
Operating expenses
Cost of sales (excluding depreciation and amortization)	(91,667)	(73,106)
Sales and marketing	(47,938)	(39,572)
General and administrative expenses	(40,890)	(29,684)
Other operating income	496	661

EBITDA	142,202	126,544
Corporate costs	(9,251)	(6,590)
Cost of stock options granted to directors and employees	(754)	(615)
Write-down of assets, net	3,412	(23,097)
Depreciation and amortization	(49,430)	(57,104)

Operating profit	86,179	39,138
Gain on exchange and disposal of investments	989	222
Valuation movement on investment in securities	30,092	(55,512)
Fair value result on financial instruments	(16,525)	26,225
Interest expense	(38,091)	(33,284)
Interest and other income	6,964	4,917
Exchange gain / (loss), net	(8,293)	19,692
Profit from associated companies	262	62

Profit before taxes	61,577	1,460
Taxes	(26,824)	(11,947)

Net Profit / (Loss) after taxes	34,753	(10,487)
Minority interest	(1,365)	(521)

Net Profit / (Loss) for the period from continuing operations	33,388	(11,008)
Result from discontinued operations	19	(255)

Net Profit / (Loss) for the period	33,407	(11,263)

Basic earnings per common share (US$)	0.33	(0.11)

Weighted average number of shares
outstanding in the period (in thousands)	100,004	98,637

Profit / (loss) for the period used to determine diluted earnings
per common share	33,407	(11,263)

Diluted earnings per common share (US$)	0.33	(0.11)

Weighted average number of shares and potential
dilutive shares outstanding in the period (in thousands)	100,611	98,637

† Several line items restated to exclude discontinued operations in accordance with IAS 1

Millicom International Cellular S.A.
Consolidated balance sheets
as at March 31, 2006 and December 31, 2005

	Mar 31,	Dec 31,
	2006	2005
	(Unaudited)	(Audited)
	US$ ’000	US$ ’000
Assets
Non-current assets
Intangible assets, net	418,818	373,253
Property, plant and equipment, net	721,105	671,774
Investment in associates	5,629	5,367
Financial assets:
Financial assets available for sale	48	6,307
Pledged deposits	5,805	6,500
Deferred taxation	2,306	4,817

Total non-current assets	1,153,711	1,068,018

Current assets
Financial assets:
Financial assets at fair value through profit or loss	341,443	327,803
Financial assets held to maturity	7,726	7,687
Pledged deposits	40,946	47,035
Inventories	18,766	16,369
Trade receivables, net	111,882	109,165
Amounts due from joint ventures and joint venture partners	26,250	19,244
Amounts due from other related parties	1,659	1,781
Prepayments and accrued income	47,405	48,046
Other current assets	118,937	67,512
Time deposits	45	108
Cash and cash equivalents	526,087	596,567

Total current assets	1,241,146	1,241,317

Assets held for sale	261,888	250,087

Total assets	2,656,745	2,559,422

Millicom International Cellular S.A.
Consolidated balance sheets
as at March 31, 2006 and December 31, 2005

	Mar 31	Dec 31
	2006	2005
	(Unaudited)	(Audited)
	US$ ’000	US$ ’000
Equity and liabilities
Equity
Share capital and premium (represented by 100,127,825 shares as of March 31, 2006)	463,237	465,157
Treasury stock	-	(8,833)
Other reserves	(16,317)	(15,217)
Retained losses brought forward	(141,736)	(151,779)
Net Profit for the period / year	33,407	10,043

	338,591	299,371
Minority Interest	23,389	34,179

Total equity	361,980	333,550

Liabilities
Non-current liabilities
Debt and other financing:
10% Senior Notes	537,858	537,599
4% Convertible Notes – Debt component	165,206	163,284
Other debt and financing	121,138	120,041
Other non-current liabilities	205,542	203,988
Deferred taxation	34,302	45,228

Total non-current liabilities	1,064,046	1,070,140

Current liabilities
Debt and other financing:
5% Mandatory Exchangeable Notes – Debt component	325,381	315,359
Other debt and financing	107,449	96,340
Trade payables	201,852	210,540
Amounts due to joint ventures and joint venture partners	13,683	14,122
Amounts due to related parties	4,518	4,780
Accrued interest and other expenses	84,871	61,236
Other current liabilities	232,334	206,631

Total current liabilities	970,088	909,008
Liabilities directly associated with assets held for sale	260,631	246,724

Total liabilities	2,294,765	2,225,872

Total equity and liabilities	2,656,745	2,559,422

Millicom International Cellular S.A.
Condensed consolidated statements of cash flows
for the three months ended March 31, 2006 and 2005

	Mar 31,	Mar 31,
	2006	2005
	(Unaudited)	(Unaudited)
	US$ ’000	US$ ’000

EBITDA	142,202	126,544
Movements in working capital [1]	10,069	3,174

Cash generated from operations	152,271	129,718
Capex advances	(33,027)	(273)
Corporate costs	(9,251)	(6,590)
Net interest paid	(17,874)	(13,221)
Taxes paid	(8,630)	(2,724)

Net cash provided by operating activities	83,489	106,910
Cash flow used by investing activities	(175,634)	(34,589)
Cash flow provided by financing activities	21,325	184,310
Cash effect of exchange rate changes	340	(52)

Net increase / (decrease) in cash and cash equivalents	(70,480)	256,579
Cash and cash equivalents, beginning	596,567	413,381

Cash and cash equivalents, ending	526,087	669,960

Millicom International Cellular S.A.
Condensed consolidated statements of changes in equity
for the three months ended March 31, 2006 and for the year ended December 31, 2005

	Mar 31,	Dec 31,
	2006	2005
	(Unaudited)	(Audited)
	US$ ’000	US$ ’000

Equity as at January 1	333,550	280,437
Derecognition of negative goodwill on January 1	-	8,202
Profit for the period/year	33,407	10,043
Stock option scheme	754	3,075
Fair value gain on available for sale financial assets	-	3,308
Shares issued via the exercise of stock options	6,431	3,553
Equity component of 4% Convertible Bonds	-	39,109
Movement in currency translation reserve	(1,372)	(5,005)
Minority interest	(10,790)	(9,172)

Equity as at March 31 / December 31	361,980	333,550

[1] Excludes Capex advances

Millicom International Cellular S.A.
Quarterly analysis by cluster

						Increase
	06Q1	05Q4	05Q3	05Q2	05Q1	Q1 05 to Q1 06
Total cellular subs

Central America	3,166,682	2,737,126	2,314,053	2,063,247	1,859,130	70%
South America	1,521,356	1,337,739	1,152,309	1,056,475	985,715	54%
Africa	2,271,157	2,006,634	1,695,265	1,425,291	1,294,795	75%
South Asia	2,007,669	1,997,150	1,966,724	1,923,088	1,677,299	20%
South East Asia	924,828	850,336	784,188	737,548	2,724,656	-66%

Total	9,891,692	8,928,985	7,912,539	7,205,649	8,541,595	16%

Vietnam	-	-	-	-	(2,020,995)
16.67% of Honduras	-	-	-	-	-
Pakcom	(394,937)	(421,242)	(434,049)	(454,147)	(503,323)

Pro forma total*	9,496,755	8,507,743	7,478,490	6,751,502	6,017,277	58%

Attributable cellular subs

Central America	2,229,018	1,935,272	1,652,924	1,484,783	1,251,120	78%
South America	1,521,356	1,337,739	1,152,309	1,056,475	985,715	54%
Africa	2,156,391	1,896,084	1,597,839	1,337,729	1,211,282	78%
South Asia	2,007,669	1,997,150	1,966,724	1,923,088	1,677,299	20%
South East Asia	573,232	528,708	486,161	454,880	1,441,502	-60%

Total	8,487,666	7,694,953	6,855,957	6,256,955	6,566,918	29%

Vietnam	-	-	-	-	(1,010,498)
16.67% of Honduras	-	-	-	-	92,475
Pakcom	(394,937)	(421,242)	(434,049)	(454,147)	(503,323)

Pro forma total*	8,092,729	7,273,711	6,421,908	5,802,808	5,145,572	57%

Revenues (US$ ’000)

Central America	156,567	141,986	120,370	101,652	88,592	77%
South America	44,690	40,018	36,582	33,383	31,211	43%
Africa	66,690	58,067	50,390	47,986	47,954	39%
South Asia	28,351	28,913	30,490	31,611	29,704	-5%
South East Asia	25,000	23,903	21,832	45,492	70,296	-64%
Other(i)	903	844	965	604	488	85%

Total	322,201	293,731	260,629	260,728	268,245	20%

Vietnam	-	-	-	(24,457)	(49,594)
16.67% of Honduras	-	-	-	4,489	5,821
Pakcom	(5,990)	(6,702)	(7,830)	(9,938)	(10,170)

Pro forma total*	316,211	287,029	252,799	230,822	214,302	48%

EBITDA (US$ ’000)

Central America	79,015	75,071	62,470	51,136	44,331	78%
South America	18,574	16,634	14,134	13,814	12,375	50%
Africa	29,702	21,446	21,943	23,568	21,210	40%
South Asia	5,042	7,617	6,113	6,397	4,955	2%
South East Asia	10,096	11,014	6,622	27,500	43,544	-77%
Other(i)	(227)	(1,962)	442	(132)	129	-276%

Total	142,202	129,820	111,724	122,283	126,544	12%

Vietnam	538	425	1,251	(19,554)	(34,863)
16.67% of Honduras	-	-	-	2,614	3,186
Pakcom	(1,114)	(3,075)	(1,320)	(3,472)	(3,685)

Pro forma total*	141,626	127,170	111,655	101,871	91,182	55%

* Pro forma numbers for current and previous quarters exclude Millicom’s operation in Vietnam, where the BCC ended on May 18, 2005, include Millicom’s joint venture in Honduras with a percentage ownership of 66.67%, to reflect the increase in ownership from 50% to 66.67% in May 2005 and exclude Pakcom, Millicom’s TDMA operation in Pakistan, which Millicom agreed to sell (subject to regulatory approval) on March 20, 2006 to the Arfeen Group for a nominal amount.

(i) Excludes discontinued operations in accordance with IAS 1.

Millicom International Cellular S.A.
Total subscribers and market position by country

Country and Equity		Country	MIC Market	Total Subscribers
Holding		Population	Position(ii)
		(millions)(i)
				06Q1	05Q1	y-o-y
						Growth
Central America
El Salvador	(100.0%)	6.7	1 of 5	833,726	569,647	46%
Guatemala	(55.0%)	12.7	2 of 3	1,371,531	734,634	87%
Honduras	(66.7%)	7.0	1 of 2	961,425	554,849	73%

				3,166,682	1,859,130	70%

South America
Bolivia	(100.0%)	8.9	2 of 3	723,187	462,219	56%
Paraguay	(96.0%)	6.3	1 of 4	798,169	523,496	52%

				1,521,356	985,715	54%

Africa
Chad	(87.5%)	9.8	2 of 2	141,670	0	-
DRC	(100.0%)	60.1	4 of 4	56,963	0	-
Ghana	(100.0%)	21.0	2 of 4	610,803	337,208	81%
Mauritius	(50.0%)	1.2	2 of 2	229,531	167,025	37%
Senegal	(100.0%)	11.1	2 of 2	694,693	428,156	62%
Sierra Leone	(100.0%)	6.0	3 of 5	27,651	34,750	-20%
Tanzania	(100.0%)	36.8	3 of 4	509,846	327,656	56%

				2,271,157	1,294,795	75%

South Asia
Pakcom	(61.3%)		6 of 6	394,937	503,323	-22%
Paktel	(98.9%)	162.4	5 of 6	1,004,686	680,811	48%
Sri Lanka	(100.0%)	20.1	2 of 4	608,046	493,165	23%

				2,007,669	1,677,299	20%

South East Asia
Cambodia	(58.4%)	13.6	1 of 4	845,692	655,818	29%
Laos	(74.1%)	6.2	3 of 5	79,136	47,843	65%
Vietnam		83.5	-		2,020,995	-

				924,828	2,724,656	-66%

Total Subscribers				9,891,692	8,541,595	16%

Vietnam				-	(2,020,995)
16.67% of Honduras				-	-
Pakcom				(394,937)	(503,323)

Pro forma Total Subs*				9,496,755	6,017,277	58%

(i)	Source: CIA The World Fact Book – except for Guatemala: local source
(ii)	Source: Millicom. Market share derived from active subscribers based on interconnect

PRO FORMA CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

The following table presents Millicom’s pro forma consolidated statements of profit and loss on an ongoing basis, excluding Millicom’s operation in Vietnam for which the Business Cooperation Contract ended on May 18, 2005, including Millicom’s joint venture in Honduras with a percentage ownership of 66.67%, in order to reflect the increase in ownership from 50% to 66.67% in May 2005 and excluding Pakcom, Millicom’s TDMA operation in Pakistan, which Millicom agreed to sell (subject to regulatory approval) on March 20, 2006 to the Arfeen Group for a nominal amount.

Pro forma consolidated statements of profit and loss for the three months ended March 31, 2006 and 2005

	Quarter ended	Quarter ended	Change
	Mar 31, 2006	Mar 31, 2005	from Q105
	(Unaudited)	(Unaudited)
	US$ ’000	US$ ’000

Revenues	316,211	214,302	48%
Operating expenses
Cost of sales (excluding depreciation and
amortization)	(89,814)	(61,441)
Sales and marketing	(46,847)	(36,152)
General and administrative expenses	(38,420)	(26,188)
Other operating income	496	661

EBITDA	141,626	91,182	55%
Corporate costs	(9,251)	(6,590)
Cost of stock options granted to directors and
employees	(754)	(615)
Write-down of assets, net	(987)	(1,278)
Depreciation and amortization	(48,958)	(36,496)

Operating profit	81,676	46,203	77%
Gain (loss) on exchange and disposal of
investments	989	222
Valuation movement on investment in securities	30,092	(55,512)
Fair value result on financial instruments	(16,525)	26,225
Interest expense	(33,670)	(32,629)
Interest and other income	5,828	4,465
Exchange gain (loss), net	(7,083)	19,807
Profit from associated companies	265	62

Profit before taxes	61,572	8,843
Taxes	(25,602)	(14,276)

Net Profit / (Loss) after taxes	35,970	(5,433)
Minority interest	(1,613)	(1,729)

Net Profit / (loss) for the period from
continuing operations	34,357	(7,162)